UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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15046483

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68161 |

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2015 WASH., D.C. 201

## FACING PAGE

ormation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Institutional Cash Distributors, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**580 California Street, Suite 1335**
(No. and Street)

| **San Francisco** | **CA** | **94104** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Victor Hazard** **424-206-2401**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**EisnerAmper LLP**
(Name – *if individual, state, last, first, middle name*)

| **One Market, Landmark, Suite 620** | **San Francisco** | **CA** | **94105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

**CONFIDENTIAL DOCUMENT**

# OATH OR AFFIRMATION

I, **Victor Hazard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Institutional Cash Distributors, LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President & COO
Title

State of California
County of San Francisco

Subscribed and sworn to before me see attached
this ____ day of ________ 2015

______________________________
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.[4]
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

[4] SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately.

**CONFIDENTIAL DOCUMENT**

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Member of
Institutional Cash Distributors, LLC

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Institutional Cash Distributors, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 24, 2015

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Financial Condition
December 31, 2014

| | |
|---|---|
| ***Assets*** | |
| Cash | $ 973,096 |
| Commissions receivable | 1,419,016 |
| Other receivable | 2,500 |
| Deposit with clearing broker | 251,000 |
| Restricted cash | 13,004 |
| Property and equipment, net | 5,561 |
| Intangible assets, net | 194,405 |
| Goodwill | 700,000 |
| Prepaid Expense | 29,908 |
| Lease deposits | 4,086 |
| | 99,931 |
| ***Total assets*** | $ 3,692,507 |
| ***Liabilities and Member's Equity*** | |
| ***Liabilities*** | |
| Commissions payable | $ 220,000 |
| Accounts payable and accrued expenses | 105,050 |
| Due to affiliate | 165,668 |
| ***Total liabilities*** | 490,718 |
| Member's equity | 3,201,789 |
| ***Total liabilities and member's equity*** | $ 3,692,507 |

***See Accompanying Notes to Statement of Financial Condition***

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Notes to Statement of Financial Condition
December 31, 2014

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. The Company is a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company (the "Parent"). As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp and Union Bank (collectively, the "Clearing Brokers") are the Company's custodians who provide custody and/or clearing services.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposit with Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2014, the Company had $250,000 on deposit with JPMCC and a $1,000 deposit with Union Bank.

Commissions Receivable

Commissions receivable represents the net amounts due from the clearing brokers and fund companies based upon fee sharing agreements. The Company monitors the credit standing of these organizations as deemed necessary.

Restricted Cash and Letter of Credit

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

1. Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation of $134,628. Depreciation is computed under the straight-line method using an estimated useful life of three years.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization of $1,025,595. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for unpatented technology, eight years for customer lists and vendor contracts, and fifteen years for trade names, internet domain and website.

Goodwill

In 2009, the Company recorded $700,000 of goodwill upon the purchase of the assets and all of the rights and obligations of Institutional Cash Distributors, a division of Merriman Curhan Ford Group, Inc. (formerly MCF Corporation). Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2014.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with member tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Income tax returns for the years from 2009 are subject to examination by tax authorities.

1. Business and Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charge was recorded for the year ended December 31, 2014.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash, restricted cash, a deposit with a Clearing Broker, amounts due from Clearing Brokers, accounts payable, commissions payable, amounts due to related parties and accrued expenses, approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2014. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The deposit held by the Clearing Broker is insured by the SIPC. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3. Intangible Assets

| | **December 31, 2014** |
|---|---|
| Trademarks and trade names | $ 10,000 |
| Website and internet domain | 10,000 |
| Customer lists | 500,000 |
| Vendor contracts | 200,000 |
| Unpatented technology | 500,000 |
| | 1,220,000 |
| Less accumulated amortization | (1,025,595) |
| | $ 194,405 |

4. Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2014, the Company had regulatory net capital, as defined, of $2,152,394, which exceeded the amount required by $2,119,679. The Company's aggregate indebtedness to net capital ratio was 0.228 to 1.

5. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. The amount recorded as expense by the Company in 2014 under the terms of the contract was $600,000. As of December 31, 2014, no amounts were due to affiliate for technology costs.

During 2014, six fund companies paid commission revenue totaling $99,931 recorded by the company to an affiliate broker dealer of the Parent located in the United Kingdom. These amounts were remitted to the Parent by the affiliate and are reported as Due from affiliate. Repayment of these amounts occurred on February 03, 2015.

During 2014, the Company paid salary and commissions of $774,843 to the managing members of the Parent.

6. Commitments and Contingencies

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires June 30, 2017, and two regional offices in Cohasset, Massachusetts, and Palos Verdes Estates, California, under non-cancelable operating leases which expire on February 28, 2018 and November 15, 2015, respectively.

The following is a table summarizing significant commitments as of December 31, 2014, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

| | | |
|---|---|---|
| 2015 | $ | 212,806 |
| 2016 | | 178,942 |
| Thereafter | | 116,975 |
| Total | $ | 508,723 |

7. Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by the Parent under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. For the year ended December 31, 2014, the Company elected not to make the voluntary "Safe Harbor" contribution for all eligible employees as determined under the Plan. Under the Plan, the Company can also elect to provide an additional match of employees' contributions and a profit sharing match at its discretion. No election for additional employer contributions was made for the year ended December 31, 2014.

8. Subsequent Events

With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2015 through February 24, 2015, capital distributions to the Parent totaled $945,000.